Exhibit 99.3

The Thomson Corporation Metro Center, One Station Place Stamford, CT 06902 Tel (203) 539-8000 www.thomson.com
News Release
Media Contact: Jason Stewart Vice President, Media Relations (203) 539-8339 jason.stewart@thomson.com For Immediate Release	Investor Contact: Frank J. Golden Vice President, Investor Relations (203) 539-8470 frank.golden@thomson.com

THOMSON TO REDEEM C$1.2 BILLION OF DEBT SECURITIES

        STAMFORD, Conn., October 26, 2004 — The Thomson Corporation today announced that it has exercised its right to redeem all of the following outstanding debt securities on November 26, 2004:

  •
  C$250,000,000 7.95% debentures due November 15, 2005 (CUSIP No. 884903 AH8)

  •
  C$250,000,000 6.20% debentures due January 30, 2006 (CUSIP No. 884903 AL9)

  •
  C$250,000,000 7.15% debentures due October 23, 2006 (CUSIP No. 884903 AJ4)

  •
  C$450,000,000 6.55% medium term notes due July 17, 2007 (CUSIP No. 88490Z AC8)

        The specific redemption prices will be made available through a press release issued by the Corporation later today. The redemption prices will be determined today based on the Canada Yield Price, as defined in the trust indentures and other documentation governing each series of debt securities. The redemption price will also include accrued and unpaid interest on the debt securities.

        Notices of redemption will be delivered today to registered holders of the debt securities by the trustees, Computershare Trust Company of Canada (for the 7.95% debentures and 7.15% debentures) and CIBC Mellon Trust Company (for the 6.20% debentures and 6.55% medium term notes). Non-registered holders (banks, brokerage firms or other financial institutions) who maintain their interests in the debt securities through the Canadian Depository for Securities Limited (CDS) should contact their CDS customer service representative with any questions about the redemption. Alternatively, beneficial holders with any questions about the redemption should contact their respective brokerage firm or financial institution which holds interests in the debt securities on their behalf.

        Thomson plans to finance the redemption through the issuance of new debt securities, commercial paper, funds available under its revolving credit facilities and/or cash balances.

        This news release is for informational purposes only and is not an offer to buy any securities of Thomson.